Exhibit 99.1

Safe Bulkers, Inc. Reports Third Quarter and Nine Months Ended September 30, 2010 Results and Declares Quarterly Dividend

Athens, Greece – November 8, 2010 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three- and nine- month periods ended September 30, 2010. The Company also declared a quarterly dividend of $0.15 per share for the third quarter of 2010.

Summary of Third Quarter 2010 Results

•

Net revenue for the third quarter of 2010 increased by 11% to $40.8 million from $36.9 million during the same period in 2009.

•

Net income for the third quarter of 2010 decreased by 1% to $22.0 million from $22.2 million during the same period in 2009.

•

EBITDA1 for the third quarter of 2010 increased by 8% to $28.6 million from $26.5 million during the same period in 2009.

•

Earnings per share for the third quarter 2010 equaled $0.33, calculated on weighted average number of shares of 65,874,601, compared to $0.41 in the third quarter 2009, calculated on weighted average number of shares of 54,512,014.

•

Declaration of a dividend of $0.15 per share for the third quarter of 2010.

Summary of Nine Months Ended September 30, 2010 Results

•

Net revenue for the nine months ended September 30, 2010 decreased by 10% to $115.7 million from $128.0 million during the same period in 2009.

•

Net income for the nine months ended September 30, 2010 decreased by 45% to $78.5 million from $142.2 million during the same period in 2009.

•

EBITDA for the nine months ended September 30, 2010, decreased by 40% to $95.5 million from $159.2 million during the same period in 2009.

•

Earnings per share for the nine months ended September 30, 2010 equaled $1.26, calculated on weighted average number of shares of 62,431,775 compared to $2.61 in the nine months ended September 30, 2009, calculated on weighted average number of shares of 54,509,508.

Fleet and Employment Profile

The Company’s operational fleet as of September 30, 2010, was comprised of 15 drybulk vessels with an average age of 3.80 years. The Company has contracted for seven additional drybulk newbuild vessels with deliveries scheduled at various times through 2013. The newbuilds consist of three Post-Panamax, two Kamsarmax, one Panamax and one Capesize vessel.

As of November 1, 2010, the contracted employment of the Company’s fleet was 85% of fleet ownership days for the remaining days of 2010, 68% for 2011, 58% for 2012 and 52% for 2013, including vessels which will be delivered to us in the future.

In August 2010, we entered into a new period time charter for the Kanaris, a 177,000 dwt Capesize class vessel, for a minimum duration of 12 months and a maximum duration of 14 months, at a gross daily charter rate of $31,000, less 5% total commissions. Upon the completion of this new period time charter, the vessel will commence a 20-year period time charter under a contract the Company entered into in 2008.

In October 2010, we entered into a new period time charter for the Maria, a 76,000 dwt Panamax class vessel, for a duration of 34 months to 36 months, with a forward delivery date in second quarter of 2011, at a gross daily charter rate of $20,250 less 3.5% total commissions.

Dividend Declaration

The Company declared a cash dividend on its common stock of $0.15 per share payable on or about November 26, 2010 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “ NYSE”) on November 19, 2010.

The Company had 65,876,507 shares of common stock outstanding as of November 1, 2010.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and availability, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “As we head towards the year end our attention is focused on increasing our charter coverage for future periods. Our charter coverage has reached 85% for the remainder of this year and 68% for 2011. We believe our strong balance sheet provides us with considerable financial flexibility. We continue to monitor market condition for further acquisition opportunities. At the same time, we have paid our tenth consecutive quarterly dividend, in line with our dividend policy.”

Conference Call

On Tuesday, November 9, 2010 at 09:00 A.M. EST, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until November 19, 2010 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Third Quarter 2010 Results

Net income decreased by 1% to $22.0 million for the third quarter of 2010 from $22.2 million for the third quarter of 2009. This decrease is mainly attributable to the following factors:

Net revenues: Net revenues were $40.8 million for the third quarter of 2010, an 11% increase compared to $36.9 million for the third quarter of 2009. Net revenues increased due to an increase in operating days. The Company operated 15.0 vessels on average during the third quarter of 2010, earning a Time Charter Equivalent (“TCE”)2 rate of $29,605, compared to 13.2 vessels and a TCE rate of $30,113 during the third quarter of 2009.  The decrease in the TCE rate resulted mainly from lower time charter rates.

Vessel operating expenses: Vessel operating expenses increased 18% to $5.9 million for the third quarter of 2010, compared to $5.0 million for the same period in 2009. The increase is mainly attributed to increased crew, repairs, maintenance and spare parts costs. Such costs increased mainly due to an increase in ownership days to 1,380 or 13% in the third quarter of 2010 from 1,218 in the third quarter of 2009, and higher drydocking costs due to the timing of the drydock. Daily vessel operating expenses for the same periods, increased by 4% to $4,294 for the third quarter 2010, compared to $4,130 for the third quarter of 2009.

Early redelivery income/(cost): During the third quarter of 2010, we recorded $0.2 million of early redelivery cost mainly related to the early termination of a period time charter for our vessel Maria, versus $2.9 million of early redelivery income relating to the early termination of period time charters of our vessels Pedhoulas Leader and Stalo for the same period in 2009. Maria was redelivered early at our request on August 24, 2010, instead of November 30, 2010, the latest agreed redelivery date at the charterer’s option, as per the relevant charter party agreement.  In connection with the early redelivery of Maria, we paid cash compensation of $0.2 million to the relevant charterer.

(Loss)/Gain on derivatives: Loss on derivatives decreased to $3.9 million in the third quarter of 2010, compared to $6.0 million for the same period in 2009, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedged the interest rate exposure of 89.6% of the Company’s aggregate loans outstanding for a weighted average remaining period of swap contracts of 2.3 years as of September 30, 2010.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Depreciation: Depreciation increased to $5.2 million in the third quarter of 2010, compared to $3.4 million for the same period in 2009, as a result of the increase in the average number of vessels operated by the Company during the third quarter of 2010.

Cash, time deposits & restricted cash: As of September 30, 2010, we had $136.8 million in cash and short-term time deposits, $5.4 million in long-term restricted cash and $50.0 million in a long-term floating rate note. Additionally, we have $24.0 million in an undrawn loan commitment to be secured by our vessel Panayiota K.

Management Discussion of the Nine Months Ended September 30, 2010 Results

Net revenues:  Net revenues for the nine months ended September 30, 2010, decreased by 10% to $115.7 million from $128.0 million during the same period in 2009.  The Company operated 14.4 vessels on average during the first nine months of 2010, earning a TCE rate of $29,583, compared to 12.9 vessels and a TCE rate of $36,241 during the first nine months of 2009.

Net income: Net income for the nine months ended September 30, 2010, was $78.5 million, a decrease of 45% from net income of $142.2 million in the first nine months of 2009.   The decrease of $63.7 million is mainly attributed to: (i) early redelivery income of $0.1 million compared to $75.0 million, (ii) zero loss on asset cancellations compared to $20.7 million, (iii) gain on sale of assets of $15.2 million, compared to none, (iv) loss from derivatives of $13.0 million, compared to loss from derivatives of $3.2 million and (v) net revenue of $115.7 million compared to $128.0 million, during the first nine months of 2010 and 2009 respectively.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
UNAUDITED CONDENSED CONSOLIDATED  STATEMENTS OF OPERATIONS

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
(In thousands of U.S. Dollars, except for share and per share data)	2009	2010	2009	2010
REVENUES:
Revenues	37,791	41,599	130,965	117,790
Commissions	(885)	(767)	(2,927)	(2,057)
Net revenues	36,906	40,832	128.038	115,733

EXPENSES:
Voyage expenses	(261)	(184)	(480)	(476)
Vessel operating expenses	(5,030)	(5,926)	(14,408)	(16,838)
Depreciation	(3,409)	(5,242)	(9,952)	(14,252)
General and administrative expenses	(1,774)	(1,945)	(5,502)	(5,008)
Early redelivery income/(expense)-net	2,887	(193)	74,951	132
Loss on asset cancellations	-	-	(20,699)	-
Gain on sale of asset	-	-	-	15,199
Operating income	29,319	27,342	151,948	94,490

OTHER (EXPENSE) / INCOME:
Interest expense	(1,941)	(1,754)	(8,819)	(4,771)
Other finance costs	(143)	(49)	(391)	(183)
Interest income	1,025	474	1,866	2,246
Loss on derivatives	(6,006)	(3,928)	(3,175)	(13,046)
Foreign currency (loss)/gain	(57)	(16)	903	(6)
Amortization and write-off of deferred finance charges	(38)	(60)	(86)	(215)
Net income	22,159	22,009	142,246	78,515
Earnings per share	0.41	0.33	2.61	1.26
Weighted average number of shares	54,512,014	65,874,601	54,509,508	62,431,775

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)	December 31, 2009	September 30, 2010
ASSETS

Cash, time deposits & restricted cash	76,322	136,791
Restricted cash	6,392	-
Asset held for sale	16,969	-
Other current assets	5,965	3,822
Total fixed assets	467,513	590,448
Long-term investment	50,000	50,000
Restricted cash: non-current	4,763	5,423
Other non-current assets	800	950
Total assets	628,724	787,434

LIABILITIES AND EQUITY

Current portion of long-term debt	15,742	25,137
Liability directly associated with asset held for sale	34,500	-
Other current liabilities	15,309	17,491
Long-term debt, net of current portion	420,994	472,070
Other non-current liabilities	44,960	49,887
Shareholders’ equity	97,219	222,849
Total liabilities and equity	628,724	787,434

Fleet Data

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2010	2009	2010

FLEET DATA
Number of vessels at period end	14.00	15.00	14.00	15.00
Average age of fleet (in years)	3.54	3.80	3.54	3.80
Ownership days (1)	1,218	1,380	3,529	3,917
Available days (2)	1,217	1,373	3,520	3,896
Operating days (3)	1,202	1,372	3,505	3,870
Fleet utilization (4)	98.7%	99.4%	99.3%	98.8%
Average number of vessels in the period (5)	13.24	15.00	12.93	14.35
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$30,113	$29,605	$36,241	$29,583
Daily vessel operating expenses (7)	$4,130	$4,294	$4,083	$4,299

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

EBITDA RECONCILIATION

(In thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2010	2009	2010

Net Income	22,159	22,009	142,246	78,515
Plus Net Interest Expense	916	1,280	6,953	2,525
Plus Depreciation	3,409	5,242	9,952	14,252
Plus Amortization	38	60	86	215
EBITDA	26,522	28,591	159,237	95,507

EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA is not a recognized measurement under US GAAP. EBITDA assists the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA information. The Company believes that EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Fleet Employment Profile as of November 1, 2010

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	DWT	Year Built	Charter Rate (a) USD/day	Charter Duration (b)
Maria	76,000	2003	17,750 20,250	Sep 2010 – Apr 2011 Apr 2011 – Apr 2014
Vassos	76,000	2004	29,000	Nov 2008 – Oct 2013
Katerina	76,000	2004	15,500 20,000	Jun 2009 – Jan 2011 Mar 2011 – Mar 2014
Maritsa	76,000	2005	28,000 (c)	Mar 2010 – Mar 2015
Pedhoulas Merchant	82,300	2006	27,250	Apr 2010 – Apr 2011
Pedhoulas Trader	82,300	2006	41,500 (d)	Aug 2008 – Jul 2013
Pedhoulas Leader	82,300	2007	18,500	Jul 2009 – Nov 2010
Stalo	87,000	2006	34,160	Mar 2010 – Feb 2015
Marina	87,000	2006	41,500 (e)	Dec 2008 – Dec 2013
Sophia	87,000	2007	34,720	Oct 2008 – Sep 2013
Eleni	87,000	2008	41,640 (f)	Nov 2008 – Mar 2015
Martine	87,000	2009	40,500	Feb 2009 – Feb 2014
Andreas K	92,000	2009	20,500	Nov 2009 – Nov 2010
Panayiota K	92,000	2010	22,750	Apr 2010 – Apr 2011
Kanaris	177,000	2010	31,000 25,928	Aug 2010 – Aug 2011 Aug 2011 – Apr 2031

(a)

Either gross charter rate or average gross charter rate for charter parties with variable rates among periods or for consecutive charter parties with the same charterer under similar basic terms.

(b)

Delivery / redelivery dates reflect the Company’s best estimates. Actual delivery / redelivery dates can differ pursuant to the terms of the relevant charter contract.

(c)

Five-year variable rate contract, first and second year at $32,000, third year at $28,000, and fourth and fifth years at $24,000.

(d)

Five-year variable rate contract, first year at $69,000, second year at $56,500, third year at $42,000, and fourth and fifth years at $20,000.

(e)

Five-year variable rate contract, $61,500 from Dec. 2008 to Mar. 2009, $57,500 from Apr. 2009 to Dec. 2009, $52,500 from Dec. 2009 to Dec. 2010, $42,500 from Dec. 2010 to Dec. 2011, $32,500 from Dec. 2011 to Oct. 2012, $31,500 from Oct. 2012 to Dec. 2012 and $21,500 from Dec. 2012 to Dec. 2013.

(f)

Three contracts in direct continuation, the first from Nov. 2008 to Oct. 2009 at $70,000, the second from Oct. 2009 to Mar. 2010 at $66,400 and the third from Apr. 2010 to Mar. 2015 at $34,160.

The contracted charter coverage, including newbuilds, based on Company’s best estimate as of November 1, 2010, is:

2010 (remaining) ………………..85%

2011

……………………………..68%

2012

……………………………..58%

2013

……………………………..52%

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 15 drybulk vessels, all built post-2003, and the Company has contracted to acquire seven additional drybulk newbuild vessels to be delivered at various times through 2013.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 EBITDA represents net income plus interest expense, tax, depreciation and amortization. See "EBITDA    Reconciliation".

2 Refer to definition of “TCE” in Note 6 of Fleet Data Table.